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                             June 12, 2020

       Thomas R. Miller
       Chief Financial Officer
       Sunoco LP
       8111 Westchester Drive
       Suite 400
       Dallas, Texas 75225

                                                        Re: Sunoco LP
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2020
                                                            Filed May 11, 2020
                                                            File No. 1-35653

       Dear Mr. Miller:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 31

   1. Please discuss and analyze the results of operations for your business as a whole. Please also discuss and
analyze changes and trends in your financial condition. Please refer to
                                                        Item 303(a) of
Regulation S-K.
 Thomas R. Miller
FirstName LastNameThomas R. Miller
Sunoco LP
Comapany NameSunoco LP
June 12, 2020
Page 2
June 12, 2020 Page 2
FirstName LastName
Form 10-Q for Fiscal Quarter Ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Operating Metrics, page 19

2. You make inventory adjustments to arrive at motor fuel gross profit cents per gallon on page 19 and adjusted EBITDA on page 20. Inventory adjustments are a normal, recurring expense to operate your business. Furthermore, you disclose in your risk factors on page
         10 of your most recent 10-K report that your financial condition and results of operations are influenced by changes in the prices of motor fuel, which may adversely impact your margins, your customers' financial condition and the availability of trade credit. Tell us how you considered Question 100.01 of the CD&I's on Non-GAAP Financial Measures
         with respect to the inventory adjustments. Please also tell us why your presentation of these non-GAAP measures, excluding inventory adjustments, do not represent individually tailored measurement methods substituted for those of GAAP. Refer to Rule
         100(b) of Regulation G and Question 100.04 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations updated April 14, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation